Subject to Completion Preliminary Term Sheet dated April 23, 2015
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
(To Prospectus Addendum dated December 24, 2014, Prospectus dated September 28, 2012, Prospectus Supplement dated September 28, 2012 and Product Supplement STOCK STR-1 dated April 13, 2015)

Units $10 principal amount per unit Term Sheet No. STR-55 CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	May , 2015 May , 2015 April , 2018
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Strategic Accelerated Redemption Securities® Linked to the Worst
Performing of Two Financial Sector American Depositary Receipts

▪  Automatically callable if the Observation Level of each Underlying Stock on any Observation Date, occurring approximately one year, two years, and three years after the pricing date, is at or above its respective Starting Value

▪  In the event of an automatic call, the amount payable per unit will be:

▪  [$12.40 to $12.90] if called on the first Observation Date

▪  [$14.80 to $15.80] if called on the second Observation Date

▪  [$17.20 to $18.70] if called on the final Observation Date

▪  If not called on the first or second Observation Dates, a maturity of approximately three years

▪  If not called, 1-to-1 downside exposure to decreases in the Worst Performing Underlying Stock, with up to 100% of your principal at risk

▪  All payments are subject to the credit risk of Deutsche Bank AG

▪  No periodic interest payments

▪  Limited secondary market liquidity, with no exchange listing

The notes are being issued by Deutsche Bank AG (“Deutsche Bank”) through its London Branch. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-8 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement STOCK STR-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.03 and $9.23 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

By acquiring the notes, you will be deemed to agree to be bound by any Resolution Measure imposed by our competent resolution authority. See “Consent to Potential Imposition of Resolution Measures” on page TS-4 of this term sheet.
_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
__________________________________________________

	Per Unit	Total
Public offering price(1)(2)	$10.00	$
Underwriting discount(1)(2)	$0.20	$
Proceeds, before expenses, to Deutsche Bank	$9.80	$

(1)
For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)
For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
May     , 2015

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

Summary

The Strategic Accelerated Redemption Securities® Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April     , 2018 (the “notes”) are our senior unsecured obligations. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debts except for debts required to be preferred by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Deutsche Bank and to any Resolution Measure (as described herein) imposed by our competent resolution authority. The notes will be automatically called at the applicable Call Amount if the Observation Level of each of the two financial sector American Depositary Receipts described below (the “Underlying Stocks”) is equal to or greater than its Call Level on the relevant Observation Date. If your notes are not automatically called, at maturity, you will lose all or a portion of the principal amount of your notes based on the performance of the Worst Performing Underlying Stock (as defined below). Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Stocks, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. Our initial estimated value of the notes was determined based on our valuation of two theoretical components of the notes: (i) a theoretical bond component and (ii) a theoretical derivative component. The value of the bond component of the notes is calculated based on an internal funding rate, which is determined primarily based on the rates at which our conventional debt securities of comparable maturity may trade, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The value of the derivative component is calculated based on our internal pricing models using relevant parameter inputs.

The economic terms of the notes (including the Call Premiums and Call Amounts) are based on the internal funding rate and the economic terms of certain related hedging arrangements. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms.  This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below) will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes.  For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-14.

Terms of the Notes
Issuer:	Deutsche Bank AG, London Branch	Observation Dates:
May  , 2016, April   , 2017 and April   , 2018 (the final Observation Date), approximately one year, two years, and three years after the pricing date.
The Observation Dates are subject to postponement if a Market Disruption Event occurs, as described beginning on page PS-22 of product supplement STOCK STR-1 and “Other Terms of the Notes” on page TS-10.

Principal Amount:	$10.00 per unit
Term:	Approximately three years, if not called on the first or second Observation Dates.
Market Measure:	The American Depositary Shares of Credit Suisse Group AG (NYSE symbol: “CS”) (“CS”) and Banco Santander, S.A. (NYSE symbol: “SAN”) (“SAN”) (each, an “Underlying Company”)	Call Levels:	With respect to each Underlying Stock, 100% of its Starting Value.
Call Amounts and Call Premiums (per Unit):
[$12.40 to $12.90], representing a Call Premium of [$2.40 to $2.90] and a return of [24.00% to 29.00%] of the principal amount, if called on the first Observation Date;
[$14.80 to $15.80], representing a Call Premium of [$4.80 to $5.80] and a return of [48.00% to 58.00%] of the principal amount, if called on the second Observation Date; and
[$17.20 to $18.70], representing a Call Premium of [$7.20 to $8.70] and a return of [72.00% to 87.00%] of the principal amount, if called on the final Observation Date.
The actual Call Amounts and Call Premiums will be determined on the pricing date.

Worst Performing Underlying Stock:	The Underlying Stock with the largest percentage decrease from its Starting Value to its Ending Value.
Automatic Call:	The notes will be automatically called on any Observation Date if the Observation Level of each Underlying Stock on that Observation Date is equal to or greater than its Call Level.
Starting Values:	With respect to each Underlying Stock, its Closing Market Price on the pricing date.
Call Settlement Dates:
Approximately the fifth business day following the applicable Observation Date, subject to postponement as described beginning on page PS-20 of product supplement STOCK STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Ending Values:	With respect to each Underlying Stock, its Observation Level on the final Observation Date.
Observation Levels:	With respect to each Underlying Stock, its Closing Market Price on the applicable Observation Date, multiplied by its Price Multiplier on that day.
		Threshold Values:	With respect to each Underlying Stock, 100% of its Starting Value.
		Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-14.
Price Multipliers:	With respect to each Underlying Stock, 1, subject to adjustment for certain corporate events relating to that Underlying Stock described beginning on page PS-23 of product supplement STOCK STR-1.
		Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Deutsche Bank, acting jointly.

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April   , 2018

Payment Determination

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date based on the performance of the Worst Performing Underlying Stock, determined as follows:

Because the Threshold Value for each Underlying Stock is equal to its Starting Value, you will lose all or a portion of your investment if the Ending Value of either Underlying Stock is less than its Starting Value.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April   , 2018

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement STOCK STR-1 dated April 13, 2015:
http://www.sec.gov/Archives/edgar/data/1159508/000095010315002916/dp55213_424b2-str1.htm

▪	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

▪	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

▪	Prospectus addendum dated December 24, 2014:
http://www.sec.gov/Archives/edgar/data/1159508/000095010314009034/crt_52088.pdf

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK STR-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Deutsche Bank. The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

Consent to Potential Imposition of Resolution Measures

Under the German Recovery and Resolution Act, which went into effect on January 1, 2015, the notes may be subject to any Resolution Measure by our competent resolution authority under relevant German and/or European law if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. A “Resolution Measure” may include: (i) a write down, including to zero, of any payment (or delivery obligations) on the notes; (ii) a conversion of the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) any other resolution measure, including (but not limited to) any transfer of the notes to another entity, the amendment of the terms and conditions of the notes or the cancellation of the notes. By acquiring the notes, you will be deemed to agree:

•	to be bound by any Resolution Measure,

•	that you would have no claim or other right against us, the trustee and the paying agent arising out of any Resolution Measure, and

•
that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of the Trust Indenture Act of 1939, as set forth in the accompanying prospectus addendum dated December 24, 2014.

Please read “Risk Factors” in this term sheet and see the accompanying prospectus addendum for further information.

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪ You anticipate that the Observation Level of each Underlying Stock on an Observation Date will be equal to or greater than its Call Level and, in that case, you accept an early exit from your investment.

▪ You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the price of one or both Underlying Stocks is significantly greater than the return represented by the applicable Call Premium.

▪ If the notes are not called, you accept that your investment will result in a loss, which could be significant.

▪ You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪ You are willing to forgo dividends or other benefits of owning shares of the Underlying Stocks.

▪ You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the internal funding rate and fees and charges on the notes.

▪ You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amount or the Redemption Amount, as applicable.

▪ You are willing to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

▪ You wish to make an investment that cannot be automatically called prior to maturity.

▪ You anticipate that the Observation Level of one or both of the Underlying Stocks will be less than its Call Level on each Observation Date, including the final Observation Date.

▪ You seek an uncapped return on your investment.

▪ You seek principal repayment or preservation of capital.

▪ You seek interest payments or other current income on your investment.

▪ You want to receive dividends or other distributions paid on the Underlying Stocks.

▪ You seek an investment for which there will be a liquid secondary market.

▪ You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪ You are unwilling to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount you will receive on the applicable Call Settlement Date or, if not called, the calculation of the Redemption Amount, based on the hypothetical terms set forth below. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Levels and Ending Value of each Underlying Stock, the Call Amounts, the Call Premiums, whether the notes are called on an Observation Date, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00 for each Underlying Stock;

2)	a Threshold Value of 100.00 for each Underlying Stock;

3)	a Call Level of 100.00 for each Underlying Stock;

4)	an expected term of the notes of approximately three years if the notes are not called on the first or second Observation Dates;

5)
a Call Premium of $2.65 if the notes are called on the first Observation Date, $5.30 if called on the second Observation Date and $7.95 if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and

6)	Observation Dates occurring approximately one year, two years and three years after the pricing date.

The hypothetical Starting Value of 100.00 for each Underlying Stock used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of either Underlying Stock. For recent actual prices of the Underlying Stocks, see “The Underlying Stocks” section below. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium if the Observation Level of each Underlying Stock on one of the Observation Dates is equal to or greater than its Call Level.

Example 1 – The Observation Level of each Underlying Stock on the first Observation Date is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $2.65 = $12.65 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – On the first Observation Date, although the Observation Level of CS is above its Call Level, the Observation Level of SAN is below its Call Level. Therefore, the notes will not be called on the first Observation Date. On the second Observation Date, the Observation Level of each Underlying Stock is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $5.30 = $15.30 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – On the first and second Observation Dates, although the Observation Level of CS is above its Call Level, the Observation Level of SAN is below its Call Level. Therefore, the notes will not be called on the first or second Observation Date. On the third and final Observation Date, the Observation Level of each Underlying Stock is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $7.95 = $17.95 per unit.

Notes Are Not Called on Any Observation Date

Example 4 – The notes are not called on any Observation Date because the Observation Level of one Underlying Stock is below its Call Level on each Observation Date (including the final Observation Date) even though the Observation Level of the other Underlying Stock is above its Call Level. Because the Redemption Amount will be based on the performance of the Worst Performing Underlying Stock and the Ending Value of one Underlying Stock is less than its Threshold Value, the Redemption Amount will be less, and possibly significantly less, than the principal amount.  For example, if SAN is the Worst Performing Underlying Stock and its Ending Value is 70.00, the Redemption Amount per unit will be:

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date						Notes Are Not Called on Any Observation Date
	Example 1		Example 2		Example 3		Example 4
	C	SAN	C	SAN	C	SAN	C	SAN
Starting Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Call Levels	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Threshold Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Observation Levels on the First Observation Date	135.00	125.00	105.00	90.00	108.00	90.00	108.00	90.00
Observation Levels on the Second Observation Date	N/A	N/A	130.00	135.00	105.00	95.00	90.00	105.00
Observation Levels on the Final Observation Date	N/A	N/A	N/A	N/A	120.00	115.00	115.00	70.00
Returns of the Underlying Stocks	35.00%	25.00%	30.00%	35.00%	20.00%	15.00%	15.00%	-30.00%
Return of the Notes(1)	26.50%		53.00%		79.50%		-30.00%
Call Amount / Redemption Amount per Unit	$12.65		$15.30		$17.95		$7.00

(1)	Represents the total return over the period during which the notes were outstanding before the Call Settlement Date or the Maturity Date, as applicable.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement STOCK STR-1, page PS-3 of the prospectus supplement and page 2 of the prospectus addendum identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪
The notes may be written down to zero, be converted into equity or other instruments or become subject to other Resolution Measures. You may lose some or all of your investment if any such measure becomes applicable to us. The imposition of any Resolution Measure does not constitute a default or an event of default under the notes, the senior indenture or for the purpose of the Trust Indenture Act of 1939 or give you any other right to accelerate or terminate the notes. You may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure. Please see “Consent to Potential Imposition of Resolution Measures” in this term sheet and the “Risk Factors” on page 2 of the accompanying prospectus addendum for more information.

▪	Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Underlying Stocks.

▪
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to an internal funding rate and our pricing models.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. As a result of this difference, the initial estimated value of the notes would likely be lower if it were based on the rate we would pay when we issue conventional debt securities of comparable maturity. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), reduces the economic terms of the notes to you.

▪
Our internal pricing models consider relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our pricing models are proprietary and rely in part on certain forecasts about future events, which may prove to be incorrect. Because our pricing models may differ from other financial institutions’ valuation models, and because funding rates taken into account by other financial institutions (including those with similar creditworthiness) may vary materially from the internal funding rate used by us, our initial estimated value of the notes may not be comparable to the initial estimated values of similar notes of other financial institutions.

▪
The public offering price you pay for the notes will exceed the initial estimated value.  The difference is due to the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), all as further described in “Structuring the Notes” on page TS-14.  These factors are expected to reduce the price at which you may be able to sell the notes in any secondary market and, together with various credit, market and economic factors over the term of the notes, including changes in the prices of the Underlying Stocks, will affect the value of the notes in complex and unpredictable ways.

▪
The initial estimated value of the notes on the pricing date does not represent the price at which we, MLPF&S, or any of our respective affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we, MLPF&S, or any of our respective affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the public offering price and the initial estimated value of the notes on the pricing date. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion. These prices will include MLPF&S’s trading commissions and mark-ups and may differ materially from the initial estimated value of the notes determined by reference to our internal funding rate and pricing models.

▪
A trading market is not expected to develop for the notes. None of us, MLPF&S, or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of the Underlying Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.  Our economic interests in determining the initial estimated value of the notes on the pricing date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, are potentially adverse to your interests as an investor in the notes.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

▪
The Underlying Companies will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to either Underlying Company in connection with this offering.

▪	You will have no rights of a holder of the Underlying Stocks, and you will not be entitled to receive shares of the Underlying Stocks or dividends or other distributions by either Underlying Company.

▪	The value of the Underlying Stocks may not accurately track the value of the common shares of their respective Underlying Companies.

▪	Exchange rate movements may adversely impact the value of the Underlying Stocks.

▪
Because the Underlying Companies are not based in the United States and have business all over the world, adverse market conditions in international markets may negatively impact the value of the Underlying Stocks.

▪
While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control either Underlying Company, and are not responsible for any disclosure made by either Underlying Company.

▪
The payment on the notes will not be adjusted for all corporate events that could affect the Underlying Stocks.  See “Description of the Notes—Anti-Dilution Adjustments” beginning on page PS-23 of product supplement STOCK STR-1.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪
The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to you.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Consequences” beginning on page PS-34 of product supplement STOCK STR-1.

Additional Risk Factors

The notes are subject to the risks of each Underlying Stock, not a basket composed of the Underlying Stocks, and will be negatively affected if the price of either Underlying Stock decreases from its Starting Value as of any Observation Date, even if the price of the other Underlying Stock increases from its Starting Value as of those days. You are subject to the risks associated with each Underlying Stock. On any Observation Date, if the Observation Level of either Underlying Stock is less than its Call Level, the notes will not be called, even if the Observation Level of the other Underlying Stock is greater than its Call Level. If the notes are not called, the Redemption Amount will be determined only by reference to the Worst Performing Underlying Stock, regardless of the performance of the other Underlying Stock.  The notes are not linked to a basket composed of the Underlying Stocks, where the depreciation in the price of one Underlying Stock could be offset to some extent by the appreciation in the price of the other Underlying Stock.  In the case of the notes that we are offering, the individual performance of each Underlying Stock would not be combined, and the depreciation in the price of one Underlying Stock would not be offset by any appreciation in the price of the other Underlying Stock.

You will not benefit in any way from the performance of the better performing Underlying Stock. The return on the notes depends solely on the performance of the worst performing Underlying Stock (which may or may not be the same Underlying Stock on each Observation Date), and you will not benefit in any way from the performance of the better performing Underlying Stock. The notes may underperform a similar investment in each of the Underlying Stocks or a similar alternative investment linked to a basket composed of the Underlying Stocks. In either such case, the performance of the better performing Underlying Stock would be blended with the performance of the worst performing Underlying Stock, resulting in a potentially better return than what you would receive on the notes.

Because the notes are linked to two Underlying Stocks, as opposed to only one, it is more likely that the notes will not be automatically called on an Observation Date; if not called, you will lose all or a portion of your investment. With two Underlying Stocks, it is more likely that the price of one of the Underlying Stocks will close below its Call Level on any Observation Date (and, therefore, the notes will not be automatically called) than if the notes were linked to only one of the Underlying Stocks.  If the notes are not called, your return will depend on the Ending Value of the Worst Performing Underlying Stock as compared to its Starting Value, and you will lose all or a portion of your investment.

The Underlying Stocks are concentrated in one sector.  Both of the Underlying Stocks are issued by companies in the financial services sector.  Although an investment in the notes will not give holders any ownership or other direct interests in the Underlying Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the financial services sector, including those discussed below.  Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors. In addition, because the Underlying Stocks are concentrated in one sector, their prices may increase or decrease at similar times and by similar magnitudes, and they may perform similarly over the term of the notes. You will be subject to risks relating to the relationship among the Underlying Stocks.

Adverse conditions in the financial services sector may reduce your return on the notes.  Both of the Underlying Stocks are issued by companies whose primary lines of business are directly associated with the financial services sector. The profitability of these companies is largely dependent on the availability and cost of capital funds, and can fluctuate significantly, particularly when market interest rates change. Credit losses resulting from financial difficulties of these companies’ customers can negatively impact the sector.

Strategic Accelerated Redemption Securities®	TS-9

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

In addition, adverse international economic, business, or political developments, including with respect to the insurance sector, or to real estate and loans secured by real estate, could have a major effect on the prices of the Underlying Stocks. As a result of these factors, the value of the notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the financial services sector.

Economic conditions have adversely impacted the stock prices of many companies in the financial services sector, and may do so during the term of the notes.  In recent years, international economic conditions have resulted, and may continue to result, in significant losses among many companies that operate in the financial services sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of financial institutions, and substantial fluctuations in the profitability of these companies. Numerous financial services companies have experienced substantial decreases in the value of their assets, taken action to raise capital (including the issuance of debt or equity securities), or even ceased operations. Further, companies in the financial services sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the performance of the Underlying Stocks. As a result, the prices of the Underlying Stocks may be adversely affected by economic, political, or regulatory events affecting the financial services sector or one of the sub-sectors of the financial services sector. This in turn could adversely impact the market value of the notes and the payment on the notes.

Other Terms of the Notes

Market Disruption Events and Other Events

If, for either Underlying Stock (an “Affected Underlying Stock”), a scheduled Observation Date is not a trading day or a Market Disruption Event occurs on that day (in either case, such day being a “non-calculation day”), the calculation agent will determine the Closing Market Prices of the Underlying Stocks for that non-calculation day, and as a result, the relevant Observation Level or the Ending Value, as applicable, as follows:

•	the Closing Market Price of an Underlying Stock that is not an Affected Underlying Stock will be its Closing Market Price on that non-calculation day; and

•
the Closing Market Price of an Underlying Stock that is an Affected Underlying Stock for the applicable non-calculation day will be determined in the same manner as described in the fifth and the sixth paragraphs of “Description of the Notes—Automatic Call” in the product supplement STOCK STR-1.

Strategic Accelerated Redemption Securities®	TS-10

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

The Underlying Stocks

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because the Underlying Stocks are registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable SEC CIK number set forth below.

This term sheet relates only to the notes and does not relate to the Underlying Stocks or to any other securities of the Underlying Companies. The Underlying Companies will have no obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of either Underlying Company’s publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to either Underlying Company in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates makes any representation that the publicly available documents or any other publicly available information regarding either Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of an Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning either Underlying Company could affect the price of the relevant Underlying Stock and therefore could affect your return on the notes.  The selection of the Underlying Stocks is not a recommendation to buy or sell the Underlying Stocks.

Historical Data

The following tables show the quarterly high and low Closing Market Prices of the shares of the Underlying Stocks on their primary exchange from the first quarter of 2008 through April 20, 2015. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits. This historical data on the Underlying Stocks is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the price per share of either Underlying Stock during any period set forth below is not an indication that the price per share of such Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stocks.

Strategic Accelerated Redemption Securities®	TS-11

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

Credit Suisse Group AG

Credit Suisse Group AG is an international financial services group. The company provides investment banking, private banking, and asset management services to customers located around the world. This Underlying Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “CS.” One American Depositary Share of Credit Suisse Group AG represents one share of its common shares. The common shares of Credit Suisse Group AG trade on the SIX Swiss Exchange. The company’s CIK number is 1159510.

	High ($)	Low ($)
2008 First Quarter	58.34	45.12
Second Quarter	55.67	43.75
Third Quarter	51.73	38.19
Fourth Quarter	48.81	18.56

2009 First Quarter	33.20	18.59
Second Quarter	45.87	29.47
Third Quarter	55.51	41.96
Fourth Quarter	58.42	47.08

2010 First Quarter	53.27	39.33
Second Quarter	51.80	35.67
Third Quarter	47.05	37.19
Fourth Quarter	44.01	36.15

2011 First Quarter	46.50	39.93
Second Quarter	44.41	37.08
Third Quarter	38.89	22.32
Fourth Quarter	31.22	20.70

2012 First Quarter	28.98	21.65
Second Quarter	28.02	17.02
Third Quarter	22.83	15.81
Fourth Quarter	24.73	21.15

2013 First Quarter	29.54	24.56
Second Quarter	30.26	25.29
Third Quarter	31.69	26.57
Fourth Quarter	33.84	28.39

2014 First Quarter	33.19	29.34
Second Quarter	32.84	28.29
Third Quarter	29.33	26.44
Fourth Quarter	28.08	24.84

2015 First Quarter	27.03	21.03
Second Quarter (through April 20, 2015)	28.07	27.04

Strategic Accelerated Redemption Securities®	TS-12

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

Banco Santander, S.A.

Banco Santander, S.A. is an international financial institution that offers retail, commercial and private banking, asset management and insurance services.  This Underlying Stock trades on the NYSE under the symbol “SAN.” One American Depositary Share of Banco Santander, S.A. represents one share of its capital stock. The capital stock of Banco Santander, S.A. trades on Spain’s automated “continuous market,” Borsa Italiana S.p.A., the Buenos Aires Stock Exchange, Euronext Lisbon, the London Stock Exchange and the Mexican Stock Exchange. The company’s CIK number is 891478.

	High ($)	Low ($)
2008 First Quarter	21.35	16.52
Second Quarter	22.24	18.19
Third Quarter	19.25	13.91
Fourth Quarter	16.44	6.06

2009 First Quarter	9.86	4.90
Second Quarter	12.17	7.15
Third Quarter	16.50	11.34
Fourth Quarter	17.83	15.22

2010 First Quarter	17.50	12.65
Second Quarter	14.77	8.77
Third Quarter	13.73	10.92
Fourth Quarter	13.46	9.62

2011 First Quarter	12.69	9.74
Second Quarter	12.49	10.66
Third Quarter	11.87	7.38
Fourth Quarter	9.20	6.80

2012 First Quarter	8.76	6.91
Second Quarter	7.74	5.25
Third Quarter	8.12	4.89
Fourth Quarter	8.17	6.92

2013 First Quarter	8.81	6.77
Second Quarter	7.47	6.46
Third Quarter	8.21	6.43
Fourth Quarter	9.29	8.31

2014 First Quarter	9.58	8.36
Second Quarter	10.75	9.58
Third Quarter	10.64	9.46
Fourth Quarter	9.43	8.21

2015 First Quarter	8.42	6.62
Second Quarter (through April 20, 2015)	7.72	7.05

Strategic Accelerated Redemption Securities®	TS-13

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S has advised us that they or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of repurchase. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stocks, the remaining term of the notes, and our creditworthiness. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated value of the notes at the time of repurchase.

MLPF&S has also advised us that, if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. This price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Deutsche Bank or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stocks.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Stocks.  In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S and one of our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Stocks, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any other hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-18 of product supplement STOCK STR-1.

Strategic Accelerated Redemption Securities®	TS-14

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Two Financial Sector American Depositary Receipts, due April    , 2018

Summary Tax Consequences

In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity or pursuant to a call) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, a prospectus and a prospectus addendum) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S has advised us that it classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.

Strategic Accelerated Redemption Securities®	TS-15